1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date September 11, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CLARIFICATION ANNOUNCEMENT

Reference is made to the English version of the first announcement of the Company dated 11 September 2009 (the “Announcement”). Terms used in this Clarification Announcement shall have the same meanings as those used in the Announcement unless the context otherwise defines.

Due to inadvertence, the headline of the Announcement should be “Announcement” instead of “Suspension of Trading”. The heading of the Chinese version of the Announcement is correct and no amendment is required.

The correct version of the English Announcement should be read as follows:

UPDATE ON THE PROGRESS OF ACQUISITION OF

FELIX RESOURCES LIMITED

In order to facilitate the approval processes by the relevant regulatory authorities for the acquisition by Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) of Felix Resources Limited (the “Transaction”), on 11 September 2009 Yanzhou Coal resubmitted its application regarding the Transaction to the Foreign Investment Review Board of Australia. Yanzhou Coal has been communicating, and continues to communicate with the relevant regulatory authorities of the PRC Government and the Australian Government about the Transaction, and will prepare and submit relevant materials according to the regulatory requirements in the PRC and Australia.

By order of the Board
Yanzhou Coal Mining Company Limited

Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

11 September 2009

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310